EXHIBIT 21.1

Subsidiaries of North State Bancorp

(as of March 15, 2005)

Subsidiary	State of Incorporation
North State Bank	North Carolina
North State Bank Financial Services, Inc.	North Carolina
North State Statutory Trust I	Connecticut